Exhibit 99.1

Navios Maritime Partners L.P. to Receive $24.6 Million of Cash and $140 Million of Insurance in Restructuring its Credit Default Insurance

Conference Call & Webcast: Tuesday, November 20, 2012 at 8:00 am ET

PIRAEUS, GREECE - (Marketwire - November 19, 2012) - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) and its subsidiaries (collectively “the Company”) announced today that it agreed to restructure its credit default insurance.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated, “Navios Partners entered into a restructuring agreement with its credit default insurer. We view this as a positive development and believe that Navios Partners will be stronger after the restructuring. Navios Partners will receive (1) $24.6 million lump sum cash payment, (2) pool insurance covering $175.9 million of charter revenue, providing a maximum payout of $120 million and (3) supplemental credit default insurance from Navios Maritime Holdings Inc. on $76.7 million revenue of charter revenue, providing a maximum payout of $20 million.”

Credit Default Insurance

In connection with this restructuring, Navios Partners will receive:

•	$24.6 million lump sum cash payment;

•	$175.9 million of revenue covered under restructured credit default insurance policy; and

•	$76.7 million revenue covered under Navios Maritime Holdings Inc. (“Navios Holdings”) supplemental credit default insurance policy.

$24.6 million lump sum cash payment

Navios Partners will receive $24.6 million of cash from the credit default insurer, composed, in part, of $9.8 million attributable to defaulted charters. The remaining $14.8 million is not attributable to any charter and represents excess cash compensation.

The Company anticipates using the $24.6 million to repay debt, reducing net debt to book capitalization by 7.5%. The Company anticipates repaying $10.8 million due in 2013, $4.9 million due in 2014 and $8.9 million due in 2015 and beyond.

$175.9 million of revenue covered under restructured credit default insurance

Navios Partners will have $175.9 million of charters that will participate in pool insurance coverage from the credit default insurer. This pool insurance will pay a maximum cash payment of $120.0 million. Navios Holdings has additional charters totaling $41.2 million that will also participate in this pool coverage.

$76.7 million revenue covered under Navios Holdings supplemental insurance

As part of restructuring of the credit default insurance and pursuant to the management agreement between the parties, Navios Holdings agreed to provide $76.7 million supplemental charter insurance with a maximum cash payment of $20 million. Navios Holdings agreed to provide this additional insurance to provide certainty to the cash flow of Navios Partners.

Total Insurance

Total charter revenue covered by the two insurance policies amounts to $252.6 million. Approximately 80% of this amount is for counterparties that are rated as investment grade by recognized rating agencies.

The maximum cash payment to Navios Partners from the two policies is $140.0 million. Excluding investment grade counterparties, the maximum cash payment provides 278% coverage to revenue from non-investment grade counterparties.

Closing of transaction

Closing of the credit default insurance restructuring is expected within November 2012, subject to customary closing conditions and required approvals by financing banks.

Conference call

Navios Partners will host a conference call on Tuesday, November 20, 2012 at 8:00 am ET, at which time Navios Partners’ senior management will provide highlights and commentary on the restructuring.

A supplemental slide presentation will be available on the Navios Partners website at www.navios-mlp.com under the “Investors” section by 7:45 am ET on the day of the call.

Conference Call details:

Call Date/Time: Tuesday, November 20, 2012 at 8:00 am ET

Call Title: Navios Partners Credit Default Insurance Restructuring Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 7294 9973

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 7294 9973

This call will be simultaneously Webcast. The Webcast will be available on the Navios Partners website, http://www.navios-mlp.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including intended distributions, expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Public & Investor Relations Contact:

Navios Maritime Partners L.P.

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

Tel. (212) 661-7566

naviospartners@capitallink.com